Exhibit 99.1

news release

Encana Completes US$1 Billion Offering of Common Shares

Calgary, Alberta (September 23, 2016)

Encana Corporation (“Encana”) (TSX:ECA)(NYSE:ECA) announced today the completion of its public offering (“Offering”) of 107,000,000 common shares (“Shares”) of Encana at a price of US$9.35 per Share, for gross proceeds to Encana of approximately US$1 billion. In connection with the Offering, Encana has granted the underwriters, led by Credit Suisse Securities (Canada), Inc. and J.P. Morgan, a 30-day over-allotment option to purchase up to 16,050,000 additional Shares.

Encana intends to use approximately half of the net proceeds received from the sale of the Shares to fund a portion of its 2017 capital program. The remaining proceeds will be used to enhance Encana’s balance sheet flexibility by repaying indebtedness under its credit facilities. The majority of the 2017 capital program is expected to be allocated to growing Encana’s Permian production through increasing the number of rigs in the play, which is expected to result in approximately two times as many Permian wells on stream in 2017 as compared to 2016. The allocation of proceeds may vary depending upon numerous factors, including changes in commodity prices and increased capital efficiency.

The Offering was made by means of a base prospectus and related prospectus supplements. Encana previously filed with the securities commission in each of the provinces and territories of Canada a shelf prospectus and a registration statement with the United States Securities and Exchange Commission (the “SEC”), which has become effective under the Securities Act of 1933, as amended. Prospectus supplements describing the Offering were filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. The prospectuses and the related prospectus supplements contain important detailed information about the securities being offered. Before investing, you should read the prospectuses, the prospectus supplements and other documents filed with the securities regulatory authorities in each of the provinces and territories of Canada and the SEC for information about Encana and this Offering. Copies of the prospectuses and related prospectus supplements may be obtained: in Canada from Credit Suisse Securities (Canada), Inc., Prospectus Department (416-352-4520), 1 First Canadian Place Suite 2900, P.O. Box 301, Toronto, Ontario, Canada, M5X 1C9 and in the United States from Credit Suisse Securities (USA) LLC, Prospectus Department (1-800-221-1037), One Madison Avenue, New York, New York 10010, email: newyork.prospectus@credit-suisse.com; and J.P. Morgan, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 866-803-9204, email: prospectus-eq_fi@jpmchase.com. You may also obtain these documents free of charge by visiting the SEC’s website at www.sec.gov or SEDAR at www.sedar.com.

This news release does not provide full disclosure of all material facts relating to the securities offered. Investors should read the prospectuses, any amendments and the prospectus supplements for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. Any sales will be made through registered securities dealers in jurisdictions where the Offering has been qualified for distribution.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This news release contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation. FLS include: the exercise of the over-allotment option; the intended use of net proceeds of the Offering; and 2017 planned capital expenditures, including the anticipated allocation of capital, increased activity in certain assets and associated number of wells.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include: Encana’s actual 2017 capital expenditures will be consistent with its current plans; Encana’s ability to access its credit facilities; that Encana will realize the anticipated benefits from the use of proceeds from the Offering; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations.

Risks and uncertainties that may affect these business outcomes include: commodity price volatility; and other risks and uncertainties impacting Encana’s business, as described in its most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR, or in or incorporated by reference into the prospectuses and the related prospectus supplements.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this news release and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this news release are expressly qualified by these cautionary statements.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available by contacting:

Investor contact: Brendan McCracken Vice-President, Investor Relations (403) 645-2978	Media contact: Simon Scott Vice-President, Communications (403) 645-2526

SOURCE: Encana Corporation

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